Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	721,192
Commissions receivable		400,563
Deposit with clearing broker		50,000
Prepaid expenses and other assets		41,902
Due from clearing broker		8,651
Due from related party		60,654
Property and equipment, net of $63,177 accumulated depreciation		181
Total Assets	$	1,283,143

Liabilities and Member's Equity		
Accounts payable	$	208,744
Accrued compensation and benefits		82,800
Due to related parties		82,451
Total Liabilities		373,995
Member's Equity		909,148
Total Liabilities and Member's Equity	$	1,283,143

See accompanying notes.